SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC  20549

                                  _____________

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)
                               (AMENDMENT NO. 1)1

                             PIONEER COMPANIES, INC.
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                                (NAME OF ISSUER)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
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                         (TITLE OF CLASS OF SECURITIES)

                                    723643300
             ------------------------------------------------------
                                 (CUSIP NUMBER)

                                FEBRUARY 5, 2002
              -----------------------------------------------------
             (DATE OF EVENT THAT REQUIRES FILING OF THIS STATEMENT)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]   Rule  13d-1  (b)
        [x]   Rule  13d-1  (c)
        [ ]   Rule  13d-1  (d)



-------------------------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  NO.  723643300                  13G                 PAGE 2 OF 5 PAGES
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1.     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                                   James D. Bennett
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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)  [ ]
                                                              (b)  [x]

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3.     SEC USE ONLY

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4.     CITIZENSHIP OR PLACE OF ORGANIZATION

                                         USA
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                 5.     SOLE VOTING POWER
NUMBER OF                                          None
SHARES           ---------------------------------------------------------------
BENEFICIALLY     6.     SHARED VOTING POWER
OWNED BY                                           1,041,749
EACH             ---------------------------------------------------------------
REPORTING        7.     SOLE DISPOSITIVE POWER
PERSON WITH                                        None
                 ---------------------------------------------------------------
                 8.     SHARED DISPOSITIVE POWER
                                                   1,041,749
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9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      1,041,749
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10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES                                                    [ ]

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11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                        10.42%
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12.    TYPE OF REPORTING PERSON

                                          IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:

                    Pioneer Companies, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

                    700 Louisiana, Suite 4300, Houston, Texas  77002

Item 2(a).  Name of Person(s) Filing:

            (1)     James D. Bennett
            (2)     Bennett Restructuring Fund, L.P. ("BRF")(1)
            (3)     Bennett Restructuring Fund II, L.P. ("BRF II")(1)
            (4)     Bennett Offshore Restructuring Fund, Inc. ("BORF")(1)
            (5) Barclays Global Investors Distressed Specialist Fund I ("Barclays Distressed")(2)

Item 2(b).  Address of Principal Business Office, or, if None, Residence:

                 (1)  James D. Bennett, BRF and BRF II:

                         2 Stamford Plaza
                         Suite 1501
                         281 Tresser Boulevard
                         Stamford, Connecticut  06901

                 (2)  BORF:

                         P.O. Box 2003 GT
                         Grand Pavilion Commercial Centre
                         Bougainvillea Way
                         802 West Bay Road
                         Grand Cayman, Cayman Islands

                 (3)  Barclays Distressed:

                         Abbey Court
                         Irish Life Centre
                         Lower Abbey Street
                         Dublin 1
                         Ireland


--------------------------
      1   The general partner of each of BRF and BRF II is Restructuring Capital
Associates, L.P. ("RCA"), a Delaware limited partnership. The general partner of RCA is Bennett Capital Corporation ("BCC"), a Delaware corporation. Mr. Bennett is the President and a director of BCC. Mr. Bennett also is a director of BORF.

     BRF, BRF II, RCA, BORF and BCC each are involved in the business of investment management. Bennett Management Corporation ("BMC") provides research and investment advisory services to BRF and BRF II pursuant to an agreement with each of these funds. Bennett Offshore Investment Corporation ("BOIC") provides research and investment advisory services to BORF pursuant to an agreement with BORF. Mr. Bennett is the President and a director of each of BMC and of BOIC.

      2   Barclays Distressed is a unit trust organized under the laws of
Ireland. Barclays Global Investors Limited ("BGI"), a limited company organized under the laws of England and Wales, is the manager of Barclays Distressed. BGI appointed RCA as a sub-advisor to Barclays Distressed. RCA provides investment management services to Barclays Distressed pursuant to an agreement between RCA and Barclays Distressed.

Item 2(c).  Citizenship:

            (1)   James D. Bennett:       USA
            (2)   BRF:                    Delaware limited partnership
            (3)   BRF II:                 Delaware limited partnership
            (4)   BORF:                   Cayman Islands exempted company
            (5)   Barclays Distressed:    Ireland unit trust

Item 2(d).  Title of Class of Securities:

                    Common Stock, $0.01 par value per share

Item 2(e).  CUSIP Number:

                    723643300

Item 3.  If this statement is filed pursuant to Rule 13d-1(c) check this box.[x]

Item 4.  Ownership(3):

                    (a)  Amount beneficially owned:

                         James D. Bennett:                 1,041,749
                         BRF:                                446,910
                         BRF II:                             283,721
                         BORF:                               229,862
                         Barclays Distressed:                 81,256

                    (b)  Percent of class by:

                         James D. Bennett:                    10.42%
                         BRF:                                  4.47%
                         BRF II:                               2.84%
                         BORF:                                 2.30%
                         Barclays Distressed:                  0.81%

                    (c)  Number of shares as to which such person has:

                             (i)   Sole power to vote or to direct the vote: -0-

                             (ii)  Shared power to vote or to direct the vote:

                                   James D. Bennett:       1,041,749
                                   BRF:                      446,910
                                   BRF II:                   283,721
                                   BORF:                     229,862
                                   Barclays Distressed:       81,256

                             (iii) Sole power to dispose or to direct the
                                   disposition of:  -0-

--------------------------------
     3   All ownership information reported is as of February 12, 2002.

                             (iv) Shared power to dispose or to direct the disposition of:

                                   James D. Bennett:       1,041,749
                                   BRF:                      446,910
                                   BRF II:                   283,721
                                   BORF:                     229,862
                                   Barclays Distressed:       81,256

Item 5.   Ownership of Five Percent or Less of a Class.

                    N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                    N/A

Item 7. Identification and Classification of the Subsidiary That Acquired the Security Being Reported by the Parent Holding Company or Control Person.
                    N/A

Item 8.  Identification and Classification of Members of the Group.

                    N/A

Item 9.  Notice of Dissolution of the Group.

                    N/A

Item 10.  Certification:

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2002


                                           /s/  James D. Bennett
                                         ------------------------------
                                         James D. Bennett

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